EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into this 21st day of May, 2007, by and between Charles A. Scoville (“Executive”) and AmREIT (the “Company”).

RECITALS

In consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the Company and Executive, intending to be legally bound, hereby agree as follows:

1.  Employment Term.  The Company agrees to employ Executive and Executive hereby accepts such employment from the Company upon the terms and conditions set forth in this Agreement for the period beginning on the date hereof and continuing until December 31, 2008 (unless otherwise terminated earlier in accordance with Section 5 hereof) (“Initial Employment Period”).  Upon the expiration of the Initial Employment Period, this Agreement shall be automatically renewed for consecutive one-year periods unless either party provides a written notice of non-renewal to the other party at least ninety (90) days prior to the end of the Initial Employment Period or any additional one-year period (the “Renewal Employment Period”) (the Initial Employment Period and any Renewal Employment Periods shall be referred to collectively herein as the “Employment Period”).  A notice of non-renewal provided by the Company shall not constitute a termination without Cause under Section 5(b).

2.  Nature of Duties. Executive shall be employed as the Company’s Managing Vice President of Leasing with job responsibilities related thereto, and such job responsibilities may be modified from time to time at the sole discretion of the Chief Executive Officer or the Board of Trust Managers of the Company (“Board”).  Executive shall report to the Chief Executive Officer and shall devote his full time efforts to the faithful performance of his duties on behalf of the Company.    Executive shall not engage in additional gainful employment of any kind or undertake any role or position, other than charitable or civic activities, whether or not for compensation, with any person or entity during the Employment Period without advance written approval of the Chief Executive Officer or the Board.  Executive shall perform his duties at or within a reasonable vicinity of Houston, Texas, except for required travel on the Company’s business.

3.  Adherence to Company Rules.  Executive, at all times during the Employment Period, shall strictly adhere to and obey all of the Company’s written rules, regulations and policies, which will be provided to Executive and are now in effect, or as are subsequently adopted or modified by the Company and provided to Executive, which govern the operation of the Company’s business and the conduct of employees of the Company.

4.  Compensation and Benefits.

a.  Base Salary.  During the Employment Period, Executive shall receive an annual base salary of $152,000, payable in equal installments in accordance with the Company’s normal payroll procedures.  Executive’s salary shall be subject to all applicable federal and state withholding taxes.  Executive’s salary may be increased by the CEO and the Compensation Committee of the Company’s Board of Directors (“Compensation Committee”) at any time in their discretion.

b.  Incentive Compensation.  During the Employment Period, Executive will be eligible to participate in any annual performance incentive or bonus program, as approved by the CEO and the Compensation Committee in their discretion, based on Company and individual performance goals.  Any incentive or bonus compensation for any year shall be paid on or before March 15 of the following year, with the exception of production-based bonuses, which will be paid in July and February, based on Executive’s achievement of pre-established goals.  Executive must be an employee on the payment date for the bonus or incentive to be considered "earned or accrued", other than production-based bonuses, which are considered "earned or accrued" as the production goals are met.  Executive shall not be entitled to earn any incentive compensation or bonuses hereunder after the termination of this Agreement.

c.  Standard Benefits.  During the Employment Period, Executive shall be entitled to participate in all employee benefit plans and programs, including paid vacations, generally available to other similarly situated Company executives, subject to the terms and conditions of the applicable plans.

d.  Expenses.  During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable and customary travel and business expenses he incurs in connection with his employment hereunder.  Executive must account for those expenses in accordance with the policies and procedures established by the Company.

e.  Restricted Equity.  During the Employment Period, Executive may, within the sole discretion of the CEO and the Compensation Committee, be eligible to participate in such restricted share plans that the Company may establish from time to time in the future, subject to the terms and conditions of the applicable plan.

f.  Vacation.  Executive shall be entitled to three (3) weeks vacation in each calendar year, together with leave of absence and leave for illness or temporary disability in accordance with the policies of the Company in effect from time to time; provided however that Executive shall not be permitted to carry over more than 40 hours of unused vacation time from year to year.

5.  Termination.  In addition to non-renewal as set forth in Section 1 of this Agreement, the Company or Executive may terminate this Agreement and Executive’s employment as provided below:

a.  Termination by the Company for Cause.  The Company shall have the right to terminate Executive’s employment and this Agreement at any time for any of the following reasons (each of which is referred to herein as “Cause”):

(A)  continued failure by Executive (other than for reason of mental or physical illness), after notice by the Company, to perform Executive’s duties;

(B)  misconduct in the performance of Executive’s duties;

(C)  any act by Executive of fraud or dishonesty with respect to any aspect of the Company's business including, but not limited to, falsification of Company records;

(D)  conviction of Executive of a felony (or a plea of nolo contendere with respect thereto);

(E)  acceptance by Executive of employment with another employer; or

(F)           Executive’s breach of Sections 8, 9, 10 or 11 of this Agreement.

If the Company terminates Executive’s employment for any of the reasons set forth above:  (A) the Company shall within ten (10) days following the date of termination, pay the Executive any earned and accrued but unpaid installments of base salary and any other accrued and unpaid amounts due to Executive under Section 4 above through the date of termination, and the Company shall have no further obligations to Executive hereunder from and after the date of termination; and (B) all of Executive’s outstanding stock awards or other equity grants shall continue to be governed by the terms and conditions of the applicable grant agreement and any related plan.

b.  Termination by the Company Without Cause.  The Company shall have the right to terminate Executive’s employment without Cause by giving Executive not less than thirty (30) days’ prior written notice and in such event, the Company shall pay Executive (i) any earned and accrued but unpaid compensation and benefits and any other accrued and unpaid amounts due to Executive under Section 4 above through the date of termination and, subject to the provisions of Sections 14 and 26, (ii) a severance payment equal to one (1) times Executive’s annual base salary (based on Executive’s monthly salary on the date of termination) and one (1) times the annual bonus, computed on the average of the last three (3) years bonus received by Executive (if three years of bonus history is not available, then the most recent annually paid or targeted bonus will be used).  The Company shall pay the severance payment referenced in this paragraph in equal monthly installments over a period of twelve (12) months.  In addition, all of Executive’s unvested restricted shares and equity interests shall continue to be governed by the terms and conditions of any applicable grant agreement and any related plan.  In addition, upon a termination pursuant to this subsection b., Executive shall be entitled to continue to participate in Company-provided medical or health insurance or benefit plans, at no cost to Executive, for one (1) year after the date of termination; provided, however, that if applicable law or the terms of the plan prohibit the continued participation of Executive or his dependents for all or part of such period, the Company shall make a cash payment to Executive that is sufficient, on an after-tax basis, to allow Executive to obtain insurance that provides substantially the same benefits as the Company-provided medical or health insurance or benefit plan.

c.  Voluntary Termination by Executive.  Except as provided in Section 5(f), Section 5(g) and Section 6(b) below, in the event that Executive’s employment with the Company is voluntarily terminated by Executive for any reason, the Company shall pay Executive any earned and accrued but unpaid installments of base salary and any other accrued and unpaid amounts due to Executive under Section 4 above through the date of termination, and the Company shall have no further obligations hereunder from and after the date of such termination and the Company and Executive shall have all other rights and remedies available under this Agreement or any other agreement and at law or in equity.

d.  Termination Upon Death.  In the event that Executive shall die during the Employment Period, (i) within thirty (30) days following the date of death, the Company shall pay to Executive’s estate (A) any earned and accrued but unpaid installments of base salary and bonus, any accrued but unpaid vacation benefit and any other accrued and unpaid amounts due to Executive under Section 4 above through the date of Executive’s death and (ii) all of Executive’s unvested restricted shares and equity interests shall continue to be governed by the terms and conditions of any applicable grant agreement and any related plan.  Executive shall be entitled to participate in the Company’s life insurance program.

e.  Termination Upon Disability.  In the event that Executive shall become Disabled (as defined below) during the Employment Period, the Company may terminate Executive’s employment hereunder by giving Executive not less than thirty (30) days’ prior written notice of the effective date of termination and in such event, the Company shall pay Executive any earned and accrued but unpaid installments of base salary and any other accrued and unpaid amounts due to Executive under Section 4 above through the date of termination.  In addition, all of Executive’s unvested restricted shares and equity interests shall continue to be governed by the terms and conditions of any applicable grant agreement and any related plan.  For purposes of this Agreement, Executive shall become “Disabled” if he shall become, because of illness or incapacity, unable to perform the essential functions of his job under this Agreement, with or without reasonable accommodation, for a continuous period of ninety (90) days during the Employment Period.

f.  Termination by Executive for Good Reason.  Executive may terminate his employment hereunder for Good Reason (as defined below) at any time during the Employment Period by delivery of written notice to the Company of such termination at least thirty (30) days prior to the effective date of termination and in such event, the Company shall pay Executive (i) any earned and accrued but unpaid compensation and benefits and any other accrued but unpaid amounts due to Executive under Section 4 above through the date of termination and, subject to the provisions of Sections 14 and 26, (ii) a severance payment equal to one (1) times Executive’s annual base salary (based on Executive’s monthly salary on the date of termination) and one (1) times the annual bonus, computed on the average of the last three (3) years bonus received by Executive (if three years of bonus history is not available, then the most recent annually paid or targeted bonus will be used).  The Company shall pay the severance payment referenced in this paragraph in equal monthly installments over a period of twelve (12) months.  In addition, all of Executive’s unvested restricted shares and equity interests shall continue to be governed by the terms and conditions of any applicable grant agreement and any related plan.

For purposes of this Agreement, “Good Reason” shall mean any one or more of the following:

(A)  a reduction by the Company, without Executive’s consent, in Executive’s position, duties, responsibilities or status with the Company that represents a substantial adverse change from his position, duties, responsibilities or status, but specifically excluding any action in connection with the termination of Executive’s employment for death, Disability (as defined herein), Cause (as defined herein) or by Executive for Normal Retirement (as defined herein); provided, however, that the Company (i) hiring or promoting of one or more new or existing employees to whom Executive may report or (ii) otherwise undertaking an internal reorganization that results in Executive reporting to a new or different person shall not be considered “Good Reason” for purposes of this subsection (A);

(B)  the Company requiring, as a condition of employment, Executive to relocate his employment more than fifty (50) miles from the location of Executive’s principal office on the date of this Agreement, without the consent of Executive;

(C)  any willful and material breach by the Company (or by the acquiring or successor business entity) of any material provision of this Agreement or any other agreement between the Company or any of its subsidiaries and Executive that, in any case, is not cured within thirty (30) days of the Company’s receipt of written notice from Executive of such breach; or

(D)  the failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company.

g.  Termination Upon Normal Retirement.  In the event that Executive’s employment terminates by reason of his Normal Retirement during the Employment Period, (i) the Company shall pay to Executive any earned and accrued but unpaid installments of base salary and bonus, any accrued but unpaid vacation benefit and any other accrued and unpaid amounts due to Executive under Section 4 above through the date of termination, and (ii) all of Executive’s unvested restricted shares and equity interests shall vest and be exercisable and all restrictions on the transfer of any shares or equity interests shall lapse as of the date of Executive’s termination, and otherwise shall continue to be governed by the terms and conditions of any applicable grant agreement and any related plan.  The Company shall have no further obligations hereunder from and after the date of such termination.  For purposes of this Agreement, “Normal Retirement” means the Executive’s voluntary termination of employment with the Company after attaining age 65.

6.  Change of Control.

a.  Change of Control.  For purposes of this Agreement, unless the Board determines otherwise, a “Change of Control” of the Company shall be deemed to have occurred at such time as:

(A)  any “person” (as the term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities of the Company representing more than 50% of the Company’s outstanding voting securities or rights to acquire such securities except for any voting securities issued or purchased under any employee benefit plan of the Company or its subsidiaries;  or

(B)  a plan of reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or similar transaction is approved or occurs or is effectuated pursuant to which the Company is not the resulting or surviving entity; provided, however, that such an event listed above will be deemed to have occurred or to have been effectuated only upon receipt of all required regulatory approvals not including the lapse of any required waiting periods; or

(C)  a plan of liquidation of the Company or an agreement for the sale or liquidation of the Company is approved and completed; or

(D)  the Board determines in its sole discretion that a Change in Control has occurred, whether or not any event described above has occurred or is contemplated.

b.  Benefits Upon Change of Control.  If, within a period beginning six (6) months before, and ending twelve (12) months after, the date of a Change of Control (the “Change Period”), Executive’s employment with the Company is (i) terminated without Cause (as described in Section 5b above) by the Company (or by the acquiring or successor business entity following a Change of Control), or (ii) terminated for Good Reason (as described in Section 5f above) by Executive:  (A) the Company shall pay to Executive any earned and accrued but unpaid installments of base salary and bonus and any other accrued but unpaid amounts due to Executive under Section 4 above through the date of termination; and, subject to the provisions of Sections 14 and 26, (B) the Company shall pay to Executive as severance pay and in lieu of any further compensation for periods subsequent to the termination an amount in cash equal to one times Executive’s base salary (based on Executive’s monthly salary on the date of the Change of Control) and one times the annual bonus, computed on the average of the last three (3) years bonus received by Executive (if three years of bonus history is not available, then the most recent annually paid or targeted bonus will be used); and (C) Executive shall continue to participate in Company-provided medical or health insurance or benefit plans, at no cost to Executive, for twelve (12) months after the date of termination; provided however, that if applicable law or the terms of the plan prohibit the continued participation of Executive or his dependents for all or part of such period, the Company shall make a cash payment to Executive that is sufficient, on an after-tax basis, to allow Executive to obtain insurance that provides substantially the same benefits as the Company-provided medical or health insurance or benefit plan.  The Company shall pay the severance payment referenced in this paragraph in equal monthly installments over a period of twelve (12) months.  In addition to the foregoing, on the date of a Change of Control, all of Executive’s unvested restricted shares, and equity interests shall vest and be exercisable and all restrictions on the transfer of any shares or equity interests shall lapse as of the date of the Change of Control and any such awards that include an exercise period shall remain exercisable until the earlier of the expiration date of such award or the first anniversary of the date of termination.

Notwithstanding the foregoing, if, in connection with a transaction that technically meets, or may meet, the definition of “Change of Control” as set forth in subsection a. above, Executive’s employment by the Company or a successor to the Company is terminated, but Executive is immediately re-hired or otherwise becomes an employee of a successor to the Company or surviving company in such a transaction, including, by way of example, a “going private” transaction in which the Company’s equity securities are no longer publicly traded, no benefits shall be payable to Executive under this subsection b.

7.  No Mitigation or Offset.  Executive shall not be required to mitigate the amount of any payment provided for in Section 5 or Section 6 of this Agreement by seeking other employment or otherwise. The Company shall not be entitled to set off or reduce any severance payments owed to Executive under this Agreement by the amount of earnings or benefits received by Executive in future employment.

8.  Non-Disclosure.  During the Employment Period, the Company agrees to provide Confidential Information to Executive and Executive agrees to retain any Confidential Information in strict confidence, and shall not furnish, make available or disclose to any third party or use for the benefit of himself or any third party, except in the furtherance of his job duties with the Company.  Executive shall not, at any time after his employment with the Company has ended (for whatever reason), use or divulge to any person or entity, directly or indirectly, any Confidential Information, or use any Confidential Information in subsequent employment, business or work of any nature, regardless of when Executive obtained access to or knowledge of such Confidential Information.  As used in this Agreement, “Confidential Information” shall mean any information relating to the business or affairs of the Company and its affiliates and predecessors, including information, observations and data obtained by Executive at any time during his employment with the Company, including before and during the course of his performance under this Agreement.  Confidential Information includes, without specific limitation, trade secrets, information relating to financial statements, operations manuals, systems manuals, property or market evaluations or analyses, customer identities, customer profiles, customer preferences, partner or investor identities, employees, suppliers, properties, prospective properties, project designs, project methods, advertising programs, acquisition plans and information, expansion plans and information, advertising techniques, target markets, servicing methods, equipment, programs, strategies and information, market analyses, profit margins, pricing information, cost structure, past, current or future marketing strategies, information development by contractors or consultants, or any other proprietary information used by the Company or its affiliates; provided, however, that Confidential Information shall not include any information which is in the public domain or becomes known in the industry through no wrongful act on the part of Executive.  Executive acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to the Company and that he is under a contractual and common law duty to not disclose the Confidential Information to any third party at any time, except as otherwise required by law, rule or regulation.  Executive acknowledges and agrees that his non-disclosure obligation applies to all Confidential Information of the Company, no matter when he obtained knowledge of or access to such Confidential Information.  If Executive is subpoenaed, or is otherwise required by law to testify concerning Confidential Information, Executive agrees to promptly notify Company upon receipt of a subpoena, or upon belief that such testimony shall be required.

9.  Non-Competition.  During the Employment Period and for an additional period of one (1) year following the termination of his employment by the Company for Cause ( as described in Section 5a above) or the voluntary termination of employment by the Executive (as described in Section 5c above) (the “Noncompetition Term”), Executive agrees not to, directly or indirectly, either through any form of ownership or as an individual, director, officer, principal, agent, employee, employer, adviser, consultant, shareholder, partner, member or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any person or entity, without the prior written consent of the Company (which consent may be withheld in its sole discretion), engage in any manner in the Business (as defined below) in the metropolitan areas of Houston, Austin, Dallas or San Antonio, Texas or any other metropolitan area in the United States where the Company owns or leases more than $10 million in gross asset value of assets as of the date of this Agreement or as of the date of termination.  For purposes of this Section 9, “Business” means the acquisition, development, management, ownership, leasing and/or disposition of retail shopping centers and/or any capital raising activities related thereto.

Executive understands and agrees that his covenants contained in this Section 9 are being given in consideration of the numerous mutual promises and agreements contained in this Agreement between the Company and Executive, including, without limitation, those involving, employment, compensation, and Confidential Information, and in order to protect the Company’s Confidential Information and other legitimate business interests and to reduce the likelihood of irreparable damage which would occur in the event such information is provided to or used by a competitor of the Company.

Notwithstanding the foregoing, Executive shall not be deemed to have violated this Section 9 solely by reason of his passive ownership of 10% or less of the outstanding equity interests of any public entity.

Executive hereby acknowledges that the geographic boundaries, scope of prohibited activities and the time duration of the provisions of this Section 9 are reasonable and are no broader than are necessary to protect the legitimate business interests of the Company.  This noncompetition provision can only be revoked or modified by a writing signed by both Executive and the Chief Executive Officer of the Company, as approved by the Board, which specifically states an intent to revoke or modify this provision.  Executive acknowledges that the Company would not employ him or provide him with access to its Confidential Information but for his covenants or promises contained in this Section.

The Company and Executive agree and stipulate that the agreements and covenants not to compete contained in this Section 9 hereof are fair and reasonable in light of all of the facts and circumstances of the relationship between Executive and the Company; provided however, Executive and the Company are aware that in certain circumstances courts have refused to enforce certain terms of agreements not to compete.  Therefore, in furtherance of, and not in derogation of the provisions of this Section 9, the Company and Executive agree that in the event a court should decline to enforce any terms of any of the provisions of this Section 9, that this Section 9 shall be deemed to be modified or reformed to restrict Executive’s competition with the Company to the maximum extent, as to time, geography and business scope, which the court shall find enforceable; provided however, in no event shall the provisions of this Section 9 be deemed to be more restrictive to Executive than those contained herein.

Executive agrees that during the Noncompetition Term, he shall immediately notify the Company in writing of any employment, work or business he undertakes with or on behalf of any person (including himself) or entity, whether or not for compensation.

10.  Non-Interference or Solicitation.  Executive agrees that during the Employment Period and for an additional period of one (1) year following the termination of his employment with the Company (for whatever reason) that neither he nor any individual, partner(s), limited partnership, corporation or other entity or business in which Executive has any affiliation and influence, or any employee of such entity or business that Executive influences, will request, solicit, encourage, induce or attempt to influence, directly or indirectly, (i) any employee of the Company to terminate his or her employment with the Company, or (ii) any past or present customer, client, partner, investor or contractor of the Company to terminate or limit his, her or its relationship with the Company, or in any way interfere with the relationship between the Company and any such customer, client, partner, investor or contractor.

11.  Return of Documents.  Executive agrees that if Executive’s employment with the Company is terminated (for whatever reason), Executive shall not take with Executive, but will leave with the Company, all, Confidential Information, records, files, memoranda, reports, documents and other information that is the property of the Company, in whatever form (including on computer disk), and any copies thereof, or if such items are not on the premises of the Company, Executive agrees to return such items immediately upon Executive’s termination or any time at the request of the Company.  Executive acknowledges that all such items are and remain the property of the Company.

12.  Severability and Reformation.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of Executive or the Company under this Agreement would not be materially and adversely affected thereby, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part thereof, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible, and the Company and Executive hereby request the court to whom disputes relating to this Agreement are submitted to reform the otherwise unenforceable provision in accordance with this Section 12.

13.  Injunctive Relief.  Executive acknowledges that the breach of any of the covenants contained herein, including, without limitation, the non-disclosure covenants contained in Section 8, the non-competition covenants in Section 9 and the non-interference or solicitation covenants in Section 10, will give rise to injury to the Company.  Accordingly, Executive agrees that the Company shall be entitled to injunctive relief to prevent or cure breaches or threatened breaches of the provisions of this Agreement and to enforce specific performance of the terms and provisions hereof in any court of competent jurisdiction, in addition to any other legal or equitable remedies, which may be available.  Executive further acknowledges and agrees that the enforcement of a remedy hereunder by way of injunction shall not prevent Executive from earning a reasonable livelihood.  Executive further acknowledges and agrees that the covenants contained herein are necessary for the protection of the Company’s legitimate business interests and are reasonable in scope and content.  Nothing herein shall prevent either party from pursuing a legal and/or equitable action against the other party for any damages caused by such party’s breach of this Agreement.

14.  Release Agreement.  Executive agrees that, as a condition to receiving any severance benefits or payments under this Agreement, including those referenced in Sections 5 or 6 of this Agreement, Executive shall execute a general release agreement in a form reasonably acceptable to the Company, which shall include, without limitation, a waiver and release of all claims arising out of Executive’s service as an employee of the Company, its subsidiaries or any of their affiliates and the termination of such relationship.  Such claims include all claims based on any federal, state or local statute, including without limitation the Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil rights Act of 1991, as amended, the Employee Retirement Income Security Act of 1974, as amended, the Sarbanes-Oxley Act, and the Texas Commission on Human Rights Act.  Such release agreement shall also contain a mutual non-disparagement provision.

15.  Headings.  The headings used in this Agreement have been inserted for convenience and do not constitute matter to be construed or interpreted in connection with this Agreement.

16.  Governing Law.  THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY PRINCIPLE OF CONFLICT OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

17.  Venue. The venue for any dispute arising out of this Agreement or Executive’s employment with the Company shall be any state or federal court of competent jurisdiction in Harris County, Texas.  Each party consents to the personal jurisdiction of the state and federal courts of said county and waives any objection that such courts are an inconvenient forum.

18.  Survival.  Except as otherwise provided herein, Executive’s termination from employment and/or the termination of this Agreement, for whatever reason, shall not reduce or terminate Executive’s or the Company’s covenants and agreements set forth herein.

19.  Notices.  Any notice necessary under this Agreement shall be in writing and shall be considered delivered three days after mailing if sent certified mail, return receipt requested, or when received, if sent by telecopy, prepaid courier, express mail or personal delivery to the following addresses:

If to the Company:

8 Greenway Plaza
Suite 1000
Houston, Texas 77046
Attention: Chief Financial Officer
Telecopy: (713) 850-0498

If to Executive:
Charles A. Scoville
1210 Ivy Road
Clear Lake Shores, Texas 77565

20.  Entire Agreement.  Except as provided herein, this Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter.  The parties acknowledge and agree that there is no oral or other agreement between the Company and Executive, which has not been incorporated in this Agreement.  This Agreement may only be modified pursuant to Section 24.

21.  No Waiver.  The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provisions of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder.  No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party’s rights or privileges in the event of a further default or failure of performance.

22.  Assignment.  This Agreement shall be binding upon and inure to the benefit of the Company’s successors and Executive’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees.  This Agreement shall not be assignable by Executive, it being understood and agreed that this is a contract for Executive’s personal services.  This Agreement shall not be assignable by the Company except that the Company shall require any successor to all or substantially all of the Company’s business or assets whether direct or indirect, by purchase, merger, consolidation or otherwise), to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain such assumption and agreement as part of any such succession shall be a breach of this Agreement and shall entitle Executive to resign from the employ of the Company and to receive the termination benefits hereunder as if he terminated his employment for Good Reason.  References in this Agreement to the “Company” include the Company as hereinbefore defined and any successor to the Company’s business, assets or both.

23.  Binding Effect.  This Agreement shall be binding on and inure to the benefit of the parties and their respective permitted successors and assigns.

24.  Modification.  This Agreement may be modified only by a written agreement signed by both parties.  Any such written modification may only be signed by Chief Executive Officer of the Company.

25.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, and all of which together shall constitute one and the same Agreement.

26.  Section 409A.  Notwithstanding any other language in this Agreement, Executive and the Company agree that if Executive is deemed to be a specified employee under Section 409A of the Code, or any successor or similar provision, the payment of the severance amounts described in Sections 5 and 6 above shall be payable on the first day of the seventh month after the date of termination.

IN WITNESS WHEREOF, the parties hereto have executed this Executive Employment Agreement as of the day and year first above written.

AmREIT

By:	/s/ H. Kerr Taylor
Name:	H. Kerr Taylor
Title:	Chief Executive Officer